                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  OpenTV Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         A Ordinary Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     G675431
                         ------------------------------
                                 (CUSIP Number)


                             Elizabeth M. Markowski
                              Senior Vice President
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                                 (720) 875-5400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 8, 2002
--------------------------------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|


         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 15 pages)
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CUSIP NO. G675431
================================================================================
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     1
              Liberty Media Corporation
              84-1288730

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)  |_|

              (b)  |X|*
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     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS 00
--------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              To the knowledge of the Seller Parties,
     5        ITEM 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
     6        Delaware
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     NUMBER OF SHARES          7      SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON               2,252,252 **
                           -----------------------------------------------------
                               8      SHARED VOTING POWER
                                      0
                           -----------------------------------------------------
                                      SOLE DISPOSITIVE POWER
                               9      2,252,252**
                           -----------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,252,252
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.5%***
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

* This Statement on Schedule 13D describes certain provisions of an Investors' Rights Agreement, dated as of October 23, 1999, among the Issuer, MIH Limited, Sun Microsystems, Inc., LDIG OTV, Inc. ("LDIG OTV"), General Instruments Corporation, News America Incorporated, TWI-OTV Holdings, Inc., American Online, Inc., Sun TSI Subsidiary, Inc. and OTV Holdings Limited relating to the ownership of capital stock of OpenTV Corp. (the "Issuer").


                               Page 2 of 15 pages
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** Includes 1,948,256 A Ordinary Shares of OpenTV Corp. (the "Issuer") held of record by LDIG OTV, which is an indirect wholly owned subsidiary of Liberty Media Corporation ("Liberty Media"). Also includes 303,996 of the Issuer's A Ordinary Shares issuable upon conversion of 303,996 shares of the Issuer's B Ordinary Shares held of record by LDIG OTV. Does not include A Ordinary Shares and B Ordinary Shares that may be acquired pursuant to the Stock Purchase Agreement described in this Statement.

*** Based on 40,624,627 of the Issuer's A Ordinary Shares issued and outstanding as of March 31, 2002, according to information provided to Liberty Media by the Issuer. Assumes the conversion of 303,996 of the Issuer's B Ordinary Shares held of record by LDIG OTV into an equal number of the Issuer's A Ordinary Shares.


                               Page 3 of 15 pages
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                                  OPENTV CORP.

ITEM 1.       SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to the A Ordinary Shares ("A Ordinary Shares") of OpenTV Corp., a corporation incorporated in the British Virgin Islands ("OpenTV" or the "Issuer"). This Statement also relates to the A Ordinary Shares issuable upon conversion of B Ordinary Shares ("B Ordinary Shares," and together with the A Ordinary Shares, the "Ordinary Shares") of the Issuer. The Issuer's principal executive offices are located at 401 East Middlefield Road, Mountain View, California 94043.

ITEM 2.       IDENTITY AND BACKGROUND.

         The reporting person is Liberty Media Corporation, a Delaware corporation ("Liberty Media" or the "Reporting Person"). Liberty Media is the beneficial owner of Ordinary Shares held of record by LDIG OTV, Inc. ("LDIG OTV"), a Delaware corporation and a wholly owned subsidiary of Liberty Digital, Inc. ("Liberty Digital"), a Delaware corporation. Liberty Digital and LDIG OTV are both indirect wholly owned subsidiaries of Liberty Media. Liberty Digital was a majority owned subsidiary of Liberty Media and a separate public company prior to the acquisition by Liberty Media in the first quarter of 2002 of all of the capital stock of Liberty Digital not then owned by Liberty Media. The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112.

         Liberty Media, directly and through its subsidiaries, owns interests in a broad range of video programming and communications businesses in the United States, Europe, South America and Asia. Liberty Media's principal assets include interests in Starz Encore Group LLC, Liberty Livewire Corporation, On Command Corporation, Discovery Communications, Inc., AOL Time Warner Inc., QVC, Inc., USA Interactive, Inc., Telewest Communications plc, Motorola, Inc., Sprint PCS Group, The News Corporation Limited, UnitedGlobalCom, Inc. and Vivendi Universal, S.A.

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and


                               Page 4 of 15 pages
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residence or business address, (ii) principal occupation or employment and (iii)
the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

         Each person listed on Schedule 1 (collectively, the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS.

PURCHASE OF CONVERTIBLE PREFERENCE SHARES AND WARRANT

         Pursuant to the C-1 Convertible Preference Shares and Warrant Purchase Agreement, dated as of October 23, 1999 (the "C-1 Purchase Agreement"), among the Issuer, OpenTV, Inc. ("OpenTV Sub"), American Online, Inc. ("AOL"), General Instrument Corporation ("GI"), LDIG OTV, Inc. ("LDIG OTV"), News America Incorporated ("News") and TWI-OTV Holdings, Inc. ("TWI-OTV," and collectively with AOL, GI, News and LDIG OTV, the "Investors"), LDIG OTV purchased from the Issuer 5,630,630 shares of the Issuer's C-1 Convertible Preference Shares (the "C-1 Shares") and a warrant (the "Warrant") to purchase 5,630,630 A Ordinary Shares. The aggregate purchase price for the C-1 Shares was $6,249,999.30, or $1.11 per share. The aggregate purchase price for the Warrant was $563.06. The Warrant entitled LDIG OTV to purchase up to 5,630,630 A Ordinary Shares from the Issuer at an exercise price of $1.11 per share. The number of A Ordinary Shares issuable upon the conversion of the C-1 Shares and the exercise of the Warrant, as well as the exercise price of the Warrant, were proportionally adjusted to reflect a one-for-five reverse stock split of the A Ordinary Shares and B Ordinary Shares that was effected immediately prior to the Issuer's initial public offering of A Ordinary Shares in November 1999. Upon the consummation of the initial public offering of A Ordinary Shares, the C-1 Shares held by LDIG OTV were automatically converted into an aggregate of 1,126,126 A Ordinary Shares. LDIG OTV exercised the Warrant in full in October 2001, and acquired 1,126,126 A Ordinary Shares at an aggregate purchase price of $6,249,999.30. The cash used to purchase the C-1 Shares, the Warrant and the A Ordinary Shares issued upon exercise of the Warrant was obtained from the available cash of Liberty Digital and LDIG OTV.

EXCHANGE OF A ORDINARY SHARES FOR B ORDINARY SHARES

         In accordance with the terms of the Investors' Rights Agreement, dated as of October 23, 1999 (the "Investors' Rights Agreement") among the Issuer, the Investors, OTV Holdings Limited ("OTVH"), Sun TSI Subsidiary, Inc. ("SSI"), MIH Limited ("MIH") and Sun Micro-Systems, Inc. ("Sun"), OTVH, a wholly owned subsidiary of MIH, notified the Investors of its


                               Page 5 of 15 pages
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intention to convert a portion of the B Ordinary Shares owned by it into A
Ordinary Shares and that, pursuant to the terms of the Investors' Rights Agreement, Investors were entitled to exchange A Ordinary Shares held by such Investors for B Ordinary Shares prior to such conversion. LDIG OTV elected to participate in such exchange and, in July 2000, it exchanged 303,996 A Ordinary Shares for an equal number of B Ordinary Shares held by OTVH.

STOCK PURCHASE AGREEMENT

         On May 8, 2002 Liberty Media and LDIG OTV (collectively, the "Purchasers") entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with MIH and OTVH. Subject to the terms and conditions of the Stock Purchase Agreement, LDIG OTV agreed to purchase 365,460 A Ordinary Shares from OTVH and Liberty Media agreed to purchase 30,206,154 B Ordinary Shares from OTVH (such A Ordinary Shares and B Ordinary Shares, the "OTVH Purchased Shares"), in each case at a purchase price of $6.05 per share (the "Purchase Price") payable, at Liberty Media's election, in cash or a combination of cash and shares of Series A Common Stock, par value $.01 per share, of Liberty Media ("Liberty Stock"). The Stock Purchase Agreement provides that not less than 21% of the aggregate Purchase Price for the OTVH Purchased Shares will be paid in cash.

         In accordance with the terms of the Investors' Rights Agreement, OTVH notified GI, AOL and TWI-OTV of the potential Change in Control (as defined in the Investors' Rights Agreement) resulting from the transactions contemplated by the Stock Purchase Agreement and that each of GI, AOL and TWI-OTV was entitled to participate in such sale with respect to a portion of the Ordinary Shares held by it. The "tag along rights" provided in the Investors' Rights Agreement give each of GI, AOL and TWI-OTV the right to sell a portion of their Ordinary Shares in such Change of Control transaction at the same price and upon the same terms as OTVH. Each of AOL and TWI-OTV have notified OTVH that it has elected to exercise its tag along rights and sell a portion of its Ordinary Shares to the Purchasers, subject to certain conditions. The period in which to exercise these tag along rights has expired with respect to GI, and its tag along right has therefore terminated. As a result of such exercise, the Purchasers will, subject to the terms and conditions of the Investors' Rights Agreement and the Stock Purchase Agreement, purchase 1,163,972 A Ordinary Shares from AOL and 904,568 A Ordinary Shares from TWI-OTV (such shares, the "Tag Along Shares", and together with the OTVH Purchased Shares, the "Purchased Shares").

         The cash portion of the Purchase Price will be provided from the Reporting Person's working capital and other available funds. To the extent that the Reporting Person elects to issue Liberty Stock in payment of a portion of the Purchase Price, such shares of Liberty Stock will be newly issued shares or shares held in the treasury of Liberty Media. Liberty Media has agreed in the Stock Purchase Agreement to file and use reasonable efforts to cause to become effective a "shelf" registration statement registering under the Securities Act of 1933 the resale of the shares of Liberty Stock issued pursuant to the Stock Purchase Agreement.

         Pursuant to the terms of the Shareholders' Agreement, dated October 23, 1999 (the "SSI Shareholders' Agreement"), among OTVH, SSI, and the Issuer, OTVH notified SSI of the proposed sale of its Ordinary Shares pursuant to the terms of the Stock Purchase Agreement. Pursuant to the right of first refusal provisions of such agreement, SSI was entitled to purchase


                               Page 6 of 15 pages
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the OTVH Purchased Shares from OTVH at the same price as provided in the Stock
Purchase Agreement. OTVH has informed the Reporting Person that SSI notified OTVH that it has elected not to exercise its right of first refusal.

ITEM 4.           PURPOSE OF TRANSACTION.

         The purpose of the transactions contemplated by the Stock Purchase Agreement is to acquire control of the Issuer. On all matters to be voted upon by the stockholders of the Issuer, each A Ordinary Share is entitled to one vote and each B Ordinary Share is entitled to ten votes. Except as expressly set forth in the Issuer's Memorandum of Association or Articles of Association, or as required by applicable law or the terms of any outstanding series of preference shares of the Issuer, the holders of A Ordinary Shares and B Ordinary Shares vote together as one class on all matters presented to stockholders of the Issuer for their approval.

         The A Ordinary Shares and B Ordinary Shares owned by LDIG OTV represent approximately 3.2% of the outstanding Ordinary Shares of the Issuer and represent approximately 1.4% of the outstanding voting power of the Ordinary Shares, based upon information provided by the Issuer with respect to the number of Ordinary Shares outstanding as of March 31, 2002. Assuming that the Tag Along Shares are purchased from AOL and TWI-OTV by the Purchasers pursuant to the tag-along rights under the Investors' Rights Agreement, the Reporting Persons will beneficially own an aggregate of 4,382,256 A Ordinary Shares and 30,510,150 B Ordinary Shares following the consummation of the transactions contemplated by the Stock Purchase Agreement. Such Ordinary Shares to be beneficially owned by the Reporting Person following consummation of the transactions contemplated by the Stock Purchase Agreement would constitute approximately 48.97% of the outstanding Ordinary Shares of the Issuer and would represent approximately 89.2% of the outstanding voting power of the Ordinary Shares, based upon information provided by the Issuer with respect to the number of Ordinary Shares outstanding as of March 31, 2002.

         As a result of its ownership of the OTVH Purchased Shares and the Tag-Along Shares, and the voting power attributable thereto, upon consummation of the transactions contemplated by the Stock Purchase Agreement, the Reporting Person will have the ability to elect all of the members of the Issuer's board of directors and, subject to applicable law and the terms of the Sun Stockholders Agreement described below, to otherwise generally direct the business and affairs of the Issuer, including the power to approve mergers and other extraordinary corporate transactions and amendments to the Issuer's Memorandum of Association and Articles of Association. The Stock Purchase Agreement provides that the parties will take certain actions immediately prior to the consummation of the sale of Ordinary Shares contemplated thereby to replace MIH's designees on the board of directors of the Issuer with persons designated by Liberty Media.

         Pursuant to the terms of the Amended and Restated Stockholders' Agreement (the "Sun Stockholders Agreement"), dated October 23, 1999, among the Issuer, OTVH, Sun and SSI (a wholly owned subsidiary of Sun) and OpenTV, Inc., a Delaware corporation and a majority owned subsidiary of the Issuer ("OpenTV Sub"), the taking of certain actions specified in the Sun Stockholders Agreement (each a "Fundamental Business Decision") by either the Issuer or OpenTV Sub requires the approval of SSI. If the board of directors of the Issuer or OpenTV Sub


                               Page 7 of 15 pages
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approves a Fundamental Business Decision and SSI does not vote in favor of the resolution with respect to such Fundamental Business Decision (an "SSI Deadlock"), senior executives of SSI and the Issuer are required to promptly meet to resolve the SSI Deadlock. If the SSI Deadlock is not resolved within a specified period of time, the Issuer will have the right to acquire all of the Ordinary Shares and shares of capital stock of OpenTV Sub held by SSI at a price equal to fair market value thereof, as calculated in accordance with the Sun Stockholders Agreement. SSI's rights under the Sun Stockholders Agreement terminate at such time as SSI has exchanged all shares of capital stock of OpenTV Sub it owns for Ordinary Shares pursuant to an exchange agreement among the Issuer, OpenTV Sub and SSI (the "SSI Exchange Agreement").

         The Reporting Person currently intends to transfer all of the B Ordinary Shares acquired by it pursuant to the Stock Purchase Agreement to Liberty Broadband Interactive Television, Inc. ("LBIT"), a majority owned subsidiary of Liberty Media, following the consummation of the transactions contemplated by the Stock Purchase Agreement.

         As a result of the consummation of the transactions contemplated by the Stock Purchase Agreement, the Issuer will cease to be a "foreign private issuer" as defined in Rule 3b-4 promulgated under the Exchange Act and, accordingly, (a) the Issuer will be required to file periodic reports pursuant to the Exchange Act in the same manner as a United States issuer and (b) the Issuer will become subject to Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act.

         The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine to (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise,
(ii) dispose of all or a portion of the Ordinary Shares owned by it (and to be owned upon consummation of the transactions contemplated by the Stock Purchase Agreement) or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the Issuer's business and prospects, other developments concerning the Issuer, the industries in which the Issuer operates and the cable television and entertainment programming industries generally, other business opportunities available to the Reporting Person, other developments with respect to the business of the Reporting Person, general economic conditions and money and stock market conditions, including the market price of the A Ordinary Shares.

         Except as described in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board; (v) any material change in the present capitalization or dividend


                               Page 8 of 15 pages
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policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's Memorandum of Association or Articles of Association or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person presently beneficially owns 1,948,256 A Ordinary Shares and 303,996 B Ordinary Shares (collectively, the "LDIG OTV Shares"). Each of the B Ordinary Shares is convertible at any time into one of the Issuer's A Ordinary Shares. Based on 40,624,627 A Ordinary Shares issued and outstanding at March 31, 2002, according to information provided by the Issuer, the Reporting Person beneficially owns approximately 5.5% of the A Ordinary Shares, calculated pursuant to Rule 13d-3 promulgated under the Exchange Act.

         (b) Except as described in this Statement, the Reporting Person has the sole power to direct the voting of the LDIG OTV Shares and to direct the disposition of the LDIG OTV Shares.

         (c) Except as described in this Statement, no transaction in the Ordinary Shares has been effected by the Reporting Person or by any of the
Schedule 1 Persons during the past 60 days.

         (d) There is no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the LDIG OTV Shares.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Items 3 and 4 of this Statement is hereby incorporated by reference herein.

         (a)      INVESTORS' RIGHTS AGREEMENT

         The Investors' Rights Agreement was entered into in connection with the purchase of C-1 Shares by the Investors. Liberty Media is not a party to the Investors' Rights Agreement and is not subject to its terms. In connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, Liberty Media will not be required to become a party to the Investors' Rights Agreement and will not become subject to its terms. LDIG OTV will continue to be a party to and subject to the terms of the Investors' Rights Agreement in the same manner as it was prior to the consummation of such transactions.


                               Page 9 of 15 pages
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         The Investors' Rights Agreement provides, among other things, as follows:

         1. BOARD OF DIRECTORS. MIH, SSI and the Investors agreed to vote their shares so that the Issuer's board of directors has the following composition:

                  O so long as the Investors own Ordinary Shares equal to at least 60% of the amount initially issued to them (the "Issued Amount"), two directors designated by the Investors;

                  O so long as the Investors own Ordinary Shares equal to at least 30% but less than 60% of the Issued Amount, one director designated by the Investors;

                  O so long as SSI owns shares equal to at least 30% of the aggregate amount of B Ordinary Shares issuable in respect of its shares of Class B Common Stock of OpenTV Sub pursuant to the SSI Exchange Agreement, one director designated by SSI; and

                  O        a majority of the directors designated by MIH.

         2. APPROVAL RIGHTS ON TRANSACTIONS WITH MIH. Until the earlier of a change of control of the Issuer and the Investors ceasing to own 50% of the Issued Amount, without the consent of the Investors, the Issuer may not enter into transactions with MIH and its affiliates that are not on arms' length terms and that provide for aggregate compensation or consideration of more than $500,000 in any fiscal year.

         3. TRANSFERS AND EXCHANGES OF SHARES. Prior to transferring any equity securities of the Issuer to a non-affiliate, other than in a transaction that constitutes a change of control with respect to which the Investors are entitled to "tag along" rights as described below and in Item 3, MIH must first offer such shares to the Investors. The Investors' right of first refusal is subject to a right of first refusal in respect of such equity securities in favor of SSI pursuant to the SSI Shareholders' Agreement. Prior to transferring any B Ordinary Shares to a non-affiliate or converting any B Ordinary Shares into A Ordinary Shares, MIH and SSI and any Investor that acquires B Ordinary Shares must first offer to exchange such shares for A Ordinary Shares held by the Investors. The Investors are entitled to "tag-along" rights in the event of a transfer by MIH of Ordinary Shares that will result in a change of control. As described in Item 3 above, AOL and TWI-OTV have each elected to exercise their tag along rights under the Investor Rights Agreement. Prior to transferring any Ordinary Shares to a non-affiliate, each Investor must offer such shares first, to the other Investors and, second, to MIH. Each of the restrictions described above is subject to exceptions set forth in the Investors' Rights Agreement.

         4. REGISTRATION RIGHTS. MIH, SSI and the Investors each have certain rights to require the Issuer to register its shares on demand and to "piggyback" registration rights in the event of specified registered offerings of securities by the Issuer.


                               Page 10 of 15 pages
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         5. NONSOLICITATION. The Investors' Rights Agreement provides that each party thereto, other than the Issuer and SSI, will not, so long as it holds any equity securities of the Issuer and for a period of one year thereafter, knowingly contact or solicit for employment any management or other professional person known to be employed by Issuer or any of its subsidiaries without the written consent of the Issuer, with exceptions for general advertising or similar solicitation.

         The Investors are also parties to a letter agreement, dated October 23, 1999 (the "Investors Letter Agreement") pursuant to which the Investors have agreed upon certain procedures for (a) determining the Investors' designees under the Investors' Rights Agreement to the Issuer's board of directors and (b) appointing a representative for purposes of the exercise of the Investors' approval rights described in paragraph 2 above.

         (b) STOCK PURCHASE AGREEMENT

         The Stock Purchase Agreement provides for the purchase from OTVH by the Purchasers of the OTVH Purchased Shares. The Stock Purchase Agreement contains representations and warranties of MIH and OTVH regarding the OTVH Purchased Shares and the business of OpenTV and covenants requiring MIH and OTVH to use their respective commercially reasonable best efforts, subject to the fiduciary duties of those officers, directors and employees of MIH who are also directors of OpenTV, to cause OpenTV not to take certain actions prior to the closing. The Stock Purchase Agreement also provides for the payment of certain fees and expenses by one party to another in the event of termination of the Stock Purchase Agreement under certain circumstances.

         The descriptions of the C-1 Purchase Agreement, the Investors' Rights Agreement, the Sun Stockholders' Agreement, the Investors Letter Agreement and the Stock Purchase Agreement contained in this Statement are qualified in their entirety by reference to the text of such agreements, each of which is filed as an exhibit to this Statement and is hereby incorporated by reference herein.


                               Page 11 of 15 pages
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ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS.

     EXHIBIT NO.  EXHIBIT
     -----------  -------

         7(a) C-1 Convertible Preference Shares and Warrant Purchase Agreement, dated as of October 23, 1999, among OpenTV Corp., OpenTV, Inc., America Online, Inc., General Instrument Corporation, LDIG OTV, Inc., News America Incorporated and TWI-OTV Holdings, Inc., (incorporated by reference to Exhibit
                  10.11 to Amendment No. 1 to the Registration Statement on Form F-1 of OpenTV Corp., filed November 10, 1999).

         7(b) Stock Purchase Agreement, dated May 8, 2002, among Liberty Media Corporation, LDIG OTV, Inc., MIH Limited and OTV Holdings Limited.*

         7(c) Amended and Restated Stockholders' Agreement, dated October 23, 1999, among OpenTV Corp., OpenTV Inc., OTV Holdings Limited, Sun Microsystems, Inc. and Sun TSI Subsidiary, Inc. (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Registration Statement on Form F-1 of OpenTV Corp., filed November 18, 1999).

         7(d) Investors' Rights Agreement dated as of October 23, 1999, among OpenTV Corp, AOL-Time Warner, Inc. (formerly America OnLine, Inc.), General Instrument Corporation, LDIG OTV, News America Incorporated, TWI-OTV Holdings Inc., OTV Holdings Limited, Sun TSI Subsidiary, Inc., MIH (BVI) Ltd. and Sun Microsystems, Inc. (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Registration Statement on Form F-1 of OpenTV Corp., filed November 18, 1999)

         7(e) Letter Agreement, dated October 23, 1999, among Liberty Digital, Inc., America Online, Inc., News America Incorporated, Time Warner Inc. and General Instrument Corporation.


--------
* Confidential treatment requested.


                               Page 12 of 15 pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2002


                                           LIBERTY MEDIA CORPORATION


                                           By:  /s/ Elizabeth M. Markowski
                                               ---------------------------------
                                                Elizabeth M. Markowski
                                                Senior Vice President


                                           LIBERTY DIGITAL, INC.


                                           By:  /s/ Elizabeth M. Markowski
                                               ---------------------------------
                                                Elizabeth M. Markowski
                                                Senior Vice President


                                           LDIG OTV, INC.


                                           By:  /s/ Elizabeth M. Markowski
                                               ---------------------------------
                                                Elizabeth M. Markowski
                                                Senior Vice President


                               Page 13 of 15 pages

                                  EXHIBIT INDEX

     EXHIBIT NO.  EXHIBIT
     -----------  -------

         7(a) C-1 Convertible Preference Shares and Warrant Purchase Agreement, dated as of October 23, 1999, among OpenTV Corp., OpenTV, Inc., America Online, Inc., General Instrument Corporation, LDIG OTV, Inc., News America Incorporated and TWI-OTV Holdings, Inc., (incorporated by reference to Exhibit
                  10.11 to Amendment No. 1 to the Registration Statement on Form F-1 of OpenTV Corp., filed November 10, 1999).

         7(b) Stock Purchase Agreement, dated May 8, 2002, among Liberty Media Corporation, LDIG OTV, Inc., MIH Limited and OTV Holdings Limited.*

         7(c) Amended and Restated Stockholders' Agreement, dated October 23, 1999, among OpenTV Corp., OpenTV Inc., OTV Holdings Limited, Sun Microsystems, Inc. and Sun TSI Subsidiary, Inc. (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Registration Statement on Form F-1 of OpenTV Corp., filed November 18, 1999).

         7(d) Investors' Rights Agreement dated as of October 23, 1999, among OpenTV Corp, AOL-Time Warner, Inc. (formerly America OnLine, Inc.), General Instrument Corporation, LDIG OTV, News America Incorporated, TWI-OTV Holdings Inc., OTV Holdings Limited, Sun TSI Subsidiary, Inc., MIH (BVI) Ltd. and Sun Microsystems, Inc. (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Registration Statement on Form F-1 of OpenTV Corp., filed November 18, 1999)

         7(e) Letter Agreement, dated October 23, 1999, among Liberty Digital, Inc., America Online, Inc., News America Incorporated, Time Warner Inc. and General Instrument Corporation.


--------
* Confidential treatment requested.


                               Page 14 of 15 pages

                                   SCHEDULE 1

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

         The name and present principal occupation of each director and executive officer of the Reporting Persons are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

NAME AND BUSINESS ADDRESS              PRINCIPAL OCCUPATION
-------------------------              --------------------
John C. Malone                         Chairman of the Board and Director of
                                       Liberty Media

Robert R. Bennett                      President, Chief Executive Officer and
                                       Director of Liberty Media

Donne F. Fisher*                       Director of Liberty; President of Fisher
                                       Capital Partners Ltd.

Gary S. Howard                         Executive Vice President, Chief Operating
                                       Officer and Director of Liberty; Chairman of the Board and Director of Liberty
                                       Satellite & Technology, Inc.

Paul A. Gould*                         Director of Liberty Media; Managing
     Allen & Company Incorporated      Director of Allen & Company Incorporated
     711 5th Avenue, 8th Floor
     New York, NY 10022

Jerome H. Kern*                        Director of Liberty Media; Consultant,
     Kern Consulting LLC               Kern Consulting LLC
     4600 S. Syracuse Street
     Denver, CO 80237

Larry E. Romrell*                      Director of Liberty Media

David J.A. Flowers                     Senior Vice President and Treasurer of
                                       Liberty Media

Elizabeth M. Markowski                 Senior Vice President of Liberty Media

Charles Y. Tanabe                      Senior Vice President, General Counsel
                                       and Secretary of Liberty Media

Albert E. Rosenthaler                  Senior Vice President of Liberty Media

Christopher W. Shean                   Senior Vice President and Controller of
                                       Liberty Media

* Not a director or executive officer of Liberty Digital or LDIG OTV.


                               Page 15 of 15 pages